IAMGOLD® CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD PUBLISHES 17th ANNUAL SUSTAINABILITY REPORT & INAUGURAL TAILINGS MANAGEMENT REPORT

Toronto, Ontario, May 15, 2024 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce that it has published its 2023 Sustainability Report (the "Report") highlighting the Company's progress and achievements across a range of Environmental, Social and Governance ("ESG") practices. The Company is also proud to announce that it has published its inaugural Tailings Management Report for the year 2023. This report outlines IAMGOLD's approach to tailings, including governance, strategy, risk management and performance.

"IAMGOLD is dedicated to fostering sustainable practices that benefit communities, minimize environmental impacts, and uphold the highest standards of business integrity," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "The 2023 Sustainability Report marks the 17th year of annual reporting for IAMGOLD on the sustainability topics that are most material to our stakeholders and our business. As an organization and community, we are proud of our sustainability achievements and progress this past year, and believe our sustained momentum underscores our readiness to embrace future challenges and opportunities as we continue to innovate, evolve and raise the bar."

"Our inaugural Tailings Management Report presents IAMGOLD's approach to managing our tailings-related risks, including information on our governance, management system and other safeguards to promote responsible management of our tailings storage facilities, in current operations and at closure. The responsible management of tailings storage facilities is not just a priority but a cornerstone of IAMGOLD's business ethos and commitment to high standards of health and safety and environmental protection."

"On behalf of the Board and leadership team, I thank all employees, communities, investors and other stakeholders for their invaluable contributions to our sustainability journey. Together, we are forging a path towards a more sustainable, innovative and inclusive future."

The IAMGOLD 2023 Sustainability Report, 2023 Tailings Management Report and companion 2023 ESG Performance Data can be viewed and is available for download from the Company's website at www.iamgold.com.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted index consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

All material information on IAMGOLD can be found at http://www.sedarplus.ca or at www.sec.gov.